EXHIBIT (a)(12)

                        BALANCED RAIL COMPETITION
                       NORFOLK SOUTHERN S COMMITMENT
                       TO THE CUSTOMERS OF NS/CONRAIL

                                                  October 28, 1996

     To All Rail Shippers:

               Norfolk Southern s Chairman, President and Chief Executive Officer David R. Goode announced NS s $100 a share tender offer for Conrail on October 23. At the same time he emphasized that NS, in acquiring Conrail, would be receptive to competitive enhancements going far beyond anything envisaged by CSX s stonewall advocacy of the status quo. Specifically, he said that the nation s largest consumer market, the New York/New Jersey area, had been neglected.

               Today we want to spell out, for the benefit of customers and communities, exactly how Norfolk Southern would be willing to shape its transaction to improve competition.

               Let us say that we provide this outline not entirely out of altruism. In the first place, Norfolk Southern year in and year out is the nation s most efficient railroad and does not fear the impact of balanced competition. In fact, we think we will thrive in that environment. Secondly, we do not read the UPSP decision in the narrow, self-serving, hypertechnical way that CSX does. We read it to say that a region is best served by having two railroads of comparable size and scope competing for the business of customers. So we are willing to act consistently with that interpretation.

               These are the principles of balanced competition, the four fundamentals of competition in reality and not just in name.

               FIRST, BALANCED COMPETITION REQUIRES THAT THE COMPETING SYSTEMS OPERATE WITH COMPARABLE SCALE AND SCOPE, though absolute equality is unnecessary. While one hesitates to apply a mathematical formula, the 70-30 split which would result from a CSX acquisition of Conrail precludes effective competition. NS and CSX now have, respectively, about 45% and 55% shares of their total business. The spread of 10 percentage points is already an
     advantage for CSX if you credit Conrail   it said at the time of
     the announcement that one reason for preferring CSX was its wider market reach. In the West, the respective shares of UP and of BNSF, before the concessions to BN, were 53/47. A NS/Conrail combination produces approximately a 60/40 split in the East, clearly preferable to approximately 70/30 with CSX/Conrail. And, applying the principles spelled out here, we are willing to work towards something even closer to an even split than 60/40.

               Significant market dominance would exist across all industry sectors with a CSX/Conrail combination. One glaring example is that CSX/Conrail would serve approximately 111 power generating plants and NS would serve only 39.

               These are not just numbers. Railroading is a network business with increasing economies of scale. This reality means that if you are much smaller than your competitor, you are competing with a handicap. We can cite case after case in which our system s ability to compete hinged not on its presence in some particular market but on the scope of our network and efficiency of our overall operations.

               Perhaps the best example is the most recent. As you may know, with the present rough parity between NS and CSX, we recently won a 12-year contract for Ford s new mixing centers. We were able to give Ford a proposal for NS operation of centers as far west as Kansas City. And, of course, we serve many Ford destinations. Our ability to link all these points on our own rail network clearly appealed to Ford, and Norfolk Southern will ultimately increase its Ford business by approximately 60% as a result.

               In short, in addition to the volume efficiencies which permit competitive pricing, our customers are demanding service which only a network of broad scope can provide. Real competition, long-term effective competition, depends on having railroads of comparable scale and scope. NS s acquisition of Conrail will make this goal much easier to achieve than CSX s, because the CSX/Conrail combination produces disparities so much greater than the NS/Conrail combination. Even so, we are willing to work to reduce our 60/40 disparity.

               SECOND, BALANCED COMPETITION REQUIRES THAT THE LARGEST MARKETS HAVE SERVICE BY TWO RAILROADS. This follows from the
     previous discussion of balanced, effective competition   a
     network cannot compete effectively, cannot meet the demands of customers operating on a global scale, if it does not reach all or most of the most important markets. Our customers do not just ask, can you get me from A to B. They ask, what can you do for my traffic moving between and among A to Z.

               This is why Norfolk Southern recognized at the outset that it would have to address the New York/New Jersey port area situation. When the East is served by two railroads, competitive balance without access to the Port is a contradiction in terms. If only one large railroad provides good service to New York (or, in the case of the proposed CSX/Conrail combination, only one big railroad serves Philadelphia, Baltimore, Newark, Wilmington, Charleston, Pittsburgh, Indianapolis, Grand Rapids, and Lordstown), big customers do not really have two viable alternatives. They will need to use the railroad which has these big markets to itself.

               Speaking more broadly, the port, the big city and the
     region which lacks a competitive rail infrastructure   not
     competition to every station, but competition at and between the
     largest markets   suffers a real handicap in the contest for
     industrial development and economic growth. While one can argue about the chicken and the egg, we offer for your consideration the lack of growth of the Port of New York during the Conrail monopoly epoch compared to the phenomenal growth of the Port of Hampton Roads, served by NS and CSX. Competitive rail service is relevant to growth and development. We have an economy and a rail system grounded on the reality that competition works better than monopoly.

               As with the question of size, one hesitates to be too precise in prescribing solutions which may be affected by a host of real world complexities. But we are willing to look at New York and we are willing to look at the major markets defined by the Department of Transportation in 1974 in the process which led to the creation of Conrail. The government did not intend to fortify a rail monopoly in the Northeast. It did intend, as the report just cited and the Final System Plan show, to establish competing systems.

               THIRD, BALANCED COMPETITION REQUIRES THAT EACH RAILROAD OWN ITS OWN ROUTES TO MAJOR MARKETS WHERE FEASIBLE. At Norfolk Southern, we pride ourselves on the quality of our fixed plant and the efficiency of our operations. Our year-in-and-year-out investment in the maintenance and renewal of our lines, at the highest level in the industry, is the bedrock of our safety record (best in the industry), our efficiency (best of any major railroad), and our highly regarded service. If you do not own your line, you do not control this investment, so you also lack control over safety, efficiency, and service. In short, you cannot stay competitive.

               Here is an anecdote which makes the point. Norfolk Southern has trackage rights over a CSX double-track main line in Cincinnati. We continually experienced delays and associated added costs and service failures in trying to move our trains over these trackage rights. One could attribute this to the capacity of the CSX line or to the malign influence of CSX, but in truth the problem was that CSX's priorities and self-interest are different from our priorities, and CSX owns and controls the track. So we have cooperated to build a third main through Cincinnati, which Norfolk Southern owns.

               Another example is the CP s attempt to provide competitive service to the New York area over trackage rights on Conrail. It never really worked, and CP wants to withdraw from the market. The route could have been adequate, and in fact had offered effective competition in the pre-Conrail era. But trackage rights over an unenthusiastic, competing owner did not suffice to give customers the service they wanted.

               Norfolk Southern is not against trackage rights. We utilize them and other facilities coordinations widely. They can work well for short cuts and for access over branches of, say, up to 100 miles, solidly anchored on the user s own trunk line. Consider, in connection with BN s existing network, the combination of owned or jointly owned lines, trackage rights, and joint facilities prerogatives gained by BN in UPSP. You can see that contrary to popular understanding, traditional trackage
     rights were not  accepted as a solution there.    Furthermore, we
     are fully aware that circumstances such as tax issues, labor problems, or efficiency (density) considerations may dictate creative alternatives in which a user controls a non-owned line.

               Where trackage rights are the best alternative for market access, they should be on the CMA, UPSP model, permitting access to new plants, build-outs, and terminals and other necessary infrastructure.

               All that said, a railroad needs, where feasible, to own its own trunk lines to and between major markets. In the context of New York, this means we will be willing to sell a line, and will not play the game of pretending to wish our competitor success over extended trackage rights on lines owned and controlled by Norfolk Southern.


               FOURTH, BALANCED COMPETITION REQUIRES THAT EACH RAILROAD HAVE EFFECTIVE TERMINAL ACCESS. It does not do you any good to ride the train if you can t get off. A railroad may need yards, intermodal and multi-modal terminals. It should have reasonable access from day one so competition will be a reality, and it should also have the right, where feasible, to build its own terminals.

                    *         *         *         *

               Now it is much easier to lay out our understanding of what is necessary for effective competition than to bring it about. A host of details and problems can interfere.

               We see a clear way through some of them. We will not give any competitor a free ride, but will expect them to pay, on a formula based on revenues and reflecting the costs of the acquisition to NS, for the assets they acquire. If they do not pay a proportionate price, we will not be competing on equal terms.

               The last thing we want to comment on is the UPSP decision, on which CSX/Conrail had relied. That decision, as we understand it, is one of the best thought out in the long history of railroad regulation. It shows a grasp of the realities of
     railway economics and operations   of the importance of scope and
     scale for the efficiencies which permit improving service at
     decreasing rates    which our regulators have not always had in
     the past.  It says to us that

               (a) a third-place railroad like SP, despite the intrinsic value of its routes, could not provide effective competition,

               (b) and in fact not even UP could provide competition comparable to the substantially larger BNSF;

               (c) customers are best served when two strong railroads of comparable size operate to and between all the major markets in a region;

               (d) enhanced trackage rights to particular points, when grounded on a solid infrastructure of lines owned by a railroad already having a presence in the area, can work to provide competition.

               The STB decision in UPSP does not hold that a 70-30 split, perhaps not even a 60-40 split, is good for rail transportation and the customers who use rail transportation. It was said of the old Romans, they make a desert and call it peace. We would say of CSX/Conrail, they extend a monopoly and call it competition. They would have found cold comfort in UPSP for that kind of grab. Norfolk Southern will acquire Conrail and will apply, as it must, the real message of UPSP. NS/Conrail customers will have competitive alternatives in major markets.

                                   NORFOLK SOUTHERN CORPORATION